Exhibit 99.1

                                Slade's Ferry
                                   Bancorp

October 31, 2003

Dear Stockholder:

Slade's Ferry Bancorp has a Dividend Reinvestment Plan, which permits a stockholder to acquire shares in lieu of receiving cash dividends, and which also permits participants to contribute up to $5,000 annually for the purchase of additional shares.

Any Dividend Reinvestment participant who wishes to purchase additional shares, or any stockholder who wishes to sign up for the Dividend Reinvestment Plan, may do so by calling Registrar & Transfer Company, Investor Services at (800) 368-5948 to request the proper forms and procedures.

Sincerely,

/s/ Mary Lynn D. Lenz

Mary Lynn D. Lenz
President/CEO


  Slade's Ferry Bancorp  *  100 Slade's Ferry Avenue  *  Somerset, MA 02726
        (508) 675-2121     www.sladesferry.com     Fax: (508) 675-1751